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Exhibit 12.1

DRS Technologies, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Quarter Ended December 31,				Nine Months Ended December 31,
	2003		2002		2003		2003
	(in thousands)
Earnings before minority interests and income taxes	$20,946		$14,089		$51,626		$39,023
Add:
Fixed charges	9,088		4,117		19,416		11,255

Earnings as adjusted	$30,034		$18,206		$71,042		$50,278

Fixed charges:
Interest on indebtness including amortization of deferred financing costs	$7,513		$2,653		$14,691		$7,408
Portion of rents representative of the interest factor	1,575		1,464		4,725		3,847

Fixed charges	$9,088		$4,117		$19,416		$11,255

Ratio of earnings to fixed charges	3.3	x	4.4	x	3.7	x	4.5	x

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  Exhibit 12.1
DRS Technologies, Inc. Computation of Ratio of Earnings to Fixed Charges